SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  11 January 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  'Directorate Change' announcement made on 11 January 2007



January 11, 2007

                               BOARD CHANGE AT BT


BT today announced that Deborah Lathen, President of Lathen Consulting, based in Washington DC, will join the BT Board as a non-executive director with effect from 1 February 2007. She will also join the Board's Remuneration Committee.

Sir Christopher Bland, Chairman of BT said:

"I am delighted to welcome Deborah to the Board. She will add strong US business and policy experience to BT."

                                      Ends

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.


Notes to editors:


Deborah Lathen

Deborah Lathen has been President of Lathen Consulting since 2001. Lathen Consulting provides strategic, legal and management advice and counsel to senior executives of Fortune 100 companies on policy and regulatory matters.

Ms Lathen, a US citizen, worked at the Federal Communications Commission (FCC) from 1998-2001 as Bureau Chief, Cable Services Bureau. She was responsible for policy and regulation covering the cable, satellite TV and broadcast industries.

Deborah was previously Director National Consumer Affairs and Managing Counsel at Nissan Motor Corporation USA, and prior to that held legal positions at TRW Financial Systems and at the Quaker Oats Company. Deborah holds degrees in law (Harvard Law School) and in Government (Cornell University).


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 11 January 2007